Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2025 Results

Kitchener, Ontario, March 19, 2026 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the fourth quarter and full year ended December 31, 2025.

Full Year 2025 Highlights

•	24.3 GW of solar module shipments delivered globally, with record 8.1 GW delivered to the U.S. market.
•	Record 7.8 GWh of energy storage shipments delivered globally, with 3.9 GWh delivered to the U.S. market.
•	Energy storage contracted backlog increased to record $3.6 billion, as of March 13, 2026.
•	Completed a US$230 million convertible bond issuance to accelerate U.S. manufacturing initiatives.
•	Resumed direct oversight of U.S. operations, forming CS PowerTech as the new U.S. manufacturing platform.
•	Fully ramped up Texas module factory to an annual production run rate exceeding 5 GW, with planned expansion to nameplate capacity of 10 GWp by the second half of 2026.

Dr. Shawn Qu, Chairman and CEO, commented, “We demonstrated strategic resilience and operational discipline throughout a year defined by persistent market headwinds and a shifting regulatory landscape. In response to the prolonged solar downturn, we pivoted away from the industry's traditional focus on shipment volumes and instead took the lead by prioritizing margins and diversifying our profit drivers, notably energy storage. Our commitment to the U.S. market remains steadfast as we spearhead the reshoring of manufacturing to North America. Our solar module factory in Mesquite, Texas has fully ramped up, and we intend to double its nameplate capacity to support a more resilient domestic supply chain. We are moving in the equipment for the first phase of our solar cell plant in Jeffersonville, Indiana as we speak and expect to see the first cell come off the production line by the end of March, with full ramp up expected by the end of June. Furthermore, we are advancing the second phase, which once operational, will bring our U.S. cell capacity to 6.3 GWp, establishing the largest crystalline silicon technology footprint in the country.”

Colin Parkin, President of Canadian Solar and President of e-STORAGE, said, “We shipped 4.3 GW of solar modules this quarter, as we maintained our disciplined approach to order intake amid rising input costs, concluding the year with total shipments of 24.3 GW. Although site construction delays shifted certain energy storage volumes into the first quarter of 2026, we still delivered a record 7.8 GWh in global energy storage shipments. This represents robust double-digit growth, achieved while successfully navigating a turbulent policy environment. Our momentum is further evidenced by a record contracted backlog of $3.6 billion. As we direct our resources toward our comprehensive U.S. manufacturing strategy, we are proactively rebalancing our project development investments to optimize cash flow and manage leverage.”

Ismael Guerrero, CEO of Canadian Solar’s subsidiary Recurrent Energy, said, “Our quarterly revenue and margin profiles were impacted by delays in certain project sales, which have been pushed into 2026. We continue to shift our business mix toward the monetization of operating and under-construction assets to strengthen our balance sheet and improve cash flow. As we manage the pacing of construction activities, we are also optimizing our pipeline for quality, focusing on generating value from existing opportunities.”

Xinbo Zhu, Senior VP and CFO, added, “For the fourth quarter, we reported revenue of $1.2 billion and a gross margin of 10.2%. Profitability was affected by sequentially lower global storage volumes and solar module deliveries to the North American market, delayed project sales, and project asset impairments. Capital expenditures in 2025 totaled $962 million, slightly below expectations, and we ended the year with a cash position of $1.9 billion.”

Fourth Quarter 2025 Results

Total solar module shipments recognized as revenues in Q4 2025 were 4.3 GW, down 16% quarter-over-quarter (“qoq”) and down 47% year-over-year (“yoy”).

Net revenues were $1.2 billion in Q4 2025, down 18% sequentially and 20% yoy, mainly due to lower sales of solar modules and battery energy storage systems.

Gross profit was $124 million, compared to $256 million in Q3 2025 and $217 million in Q4 2024. Gross margin was 10.2%, compared to 17.2% and 14.3% in Q3 2025 and Q4 2024, respectively. The sequential decrease in gross margin was primarily due to the impairment charges related to certain project assets. The yoy decrease was driven by lower contribution from solar modules and project asset sales, partially offset by higher module ASPs.

Operating expenses were $188 million, down from $222 million in Q3 2025 and $344 million in Q4 2024 due to lower logistics costs. Operating expenses represented 15.5% of revenue, compared to 14.9% in Q3 2025 and 22.6% in Q4 2024.

Net loss attributable to Canadian Solar in accordance with generally accepted accounting principles in the United States of America (“GAAP”) in Q4 2025 was $86 million, or a net loss of $1.66 per diluted share, compared to a net income of $9 million, or a net loss of $0.07 per diluted share, in the Q3 2025, and net income of $34 million, or $0.48 per diluted share, in Q4 2024. Net income/(loss) per diluted share includes the dilutive effect of convertible bonds, as applicable, and the Recurrent Energy redeemable preferred shares dividends.

Net cash flow used in operating activities in Q4 2025 was $65 million, driven by changes in working capital, specifically an increase in project assets, partially offset by a decrease in inventories, compared to net cash flow used in operating activities of $112 million in Q3 2025 and net cash flow provided by operating activities of $66 million in Q4 2024.

Total debt, including financing liabilities, was $6.5 billion as of December 31, 2025, including $3.8 billion, $2.5 billion and $0.2 billion related to Recurrent Energy, Manufacturing, and convertible notes, respectively. Total debt increased from $6.4 billion as of September 30, 2025, mainly due to new borrowings for construction of projects. Total non-recourse debt under Recurrent Energy as of December 31, 2025, was $2.2 billion.

Business Segments

On December 1, 2025, Canadian Solar announced a strategic initiative to resume direct oversight of its U.S. operations. The Company has formed a new joint venture with its majority-owned subsidiary, CSI Solar Co., Ltd. (“CSI Solar”), by holding a 75.1% controlling stake in CS PowerTech Inc. (“CS PowerTech”), which operates U.S.-based manufacturing and sales of solar modules, solar cells, and advanced energy storage systems. On December 16, 2025, CSI Solar’s shareholders approved the proposed initiative.

Following the consummation of this strategic initiative, Canadian Solar’s business is organized into two segments:

•	Manufacturing, comprising CS PowerTech, which focuses on manufacturing and sales of solar modules, battery energy storage products, and other power technology products for the U.S. market, and CSI Solar, which serves all other global markets; and

•	Recurrent Energy, which focuses on solar power and battery storage project development, asset sales, power services, and electricity revenue from its operating portfolio.

Manufacturing

Solar Modules and Solar System Kits

The Company shipped 4.3 GW of solar modules and solar system kits to more than 70 countries and regions in Q4 2025.

Consistent with the Company’s transition from volume-driven growth to high-value creation, the Company will focus its disclosure on strategic markets rather than aggregate global manufacturing capacity.

In the U.S., the Company operates a 5 GWp solar module factory in Mesquite, Texas, which will be expanded to nameplate capacity of 10 GWp by the second half of 2026.

The Company is also continuing to advance its flagship, state-of-the-art heterojunction technology (“HJT”) solar cell factory in Jeffersonville, Indiana. In response to strong customer demand, the Company is increasing its production capacity beyond 5 GWp, with additional production lines being installed and commissioned through 2026.

•	Phase I: Trial production is scheduled to begin by April 2026. Phase I has a nameplate capacity of 2.1 GWp and represents the only commercially operational HJT solar cell facility in the U.S.
•	Phase II: The Company expects to begin trial production for Phase II by the end of 2026. This expansion will add 4.2 GWp of capacity, bringing the Company’s total solar cell nameplate capacity in the U.S. to 6.3 GWp.

e-STORAGE: Battery Energy Storage Solutions

As of March 13, 2026, e-STORAGE contracted backlog, including contracted long-term service agreements, stood at $3.6 billion. These signed orders carry contractual obligations to customers and provide significant earnings visibility over a multi-year period.

Recurrent Energy

As of December 31, 2025, the Company had a total global solar project development pipeline of approximately 24 GWp and a battery energy storage project development pipeline of 83 GWh.

The business model consists of three key drivers:

•	Electricity revenue from operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies;

•	Asset sales, including selective operating assets in stable currency markets and assets in the rest of the world, to manage cash flow, debt level and to fund growth in operating portfolio; and

•	Power services (O&M) through long-term operations and maintenance (“O&M”) contracts, currently with nearly 15 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

Project Development Pipeline – Solar

As of December 31, 2025, the Company’s total solar project development pipeline was 24.4 GWp, including 1.6 GWp under construction, 3.2 GWp of backlog, and 19.6 GWp of projects in advanced and early-stage development, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction within the next one to four years. A project’s risk cliff date is the date on which it passes the last high-risk development stage and varies by country. Typically, this occurs after the project has received all required environmental and regulatory approvals, and entered into interconnection agreements and offtake contracts, including feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remainder have a reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or are more than 90% likely to secure an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by the Company that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential increases in power generation and battery energy storage capacity, as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of those projects to the extent expected, which could adversely affect its business, results of operations, and financial condition. In addition, the Company’s guidance and estimates of its future operating and financial results assume the completion of certain solar projects and battery energy storage projects in its pipeline. If the Company is unable to execute on its actionable pipeline, it may fail to meet its guidance, which could adversely affect the market price of its common shares and its business, results of operations, and financial condition.

The following table presents the Company’s total solar project development pipeline.

Solar Project Development Pipeline (as of December 31, 2025) – MWp*
Region	Under Construction		Backlog		Advanced Development	Early-Stage Development	Total
North America	276		556		427	3,923	5,182
Europe, the Middle East, and Africa (“EMEA”)	674		1,687	**	1,033	4,995	8,389
Latin America	128	**	374		352	6,256	7,110
Asia Pacific	492		616	**	546	2,080	3,734
Total	1,570		3,233		2,358	17,254	24,415

*All numbers are gross MWp.

**Including 63 MWp under construction and 441 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of December 31, 2025, the Company’s total battery energy storage project development pipeline was 83.5 GWh, including 6.2 GWh under construction and in backlog, and 77.3 GWh of projects in advanced and early-stage development.

The table below sets forth the Company’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of December 31, 2025) – MWh*
Region	Under Construction		Backlog		Advanced Development	Early-Stage Development	Total
North America	600		200		600	21,540	22,940
EMEA	43	**	2,590	**	3,829	31,955	38,417
Latin America	-		-		1,320	4,645	5,965
Asia Pacific	162		2,640		2,981	10,380	16,163
Total	805		5,430		8,730	68,520	83,485

*All numbers are gross MWh.
**Including 13 MWh under construction and 1,194 MWh in backlog that are owned by third parties.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

In Q1 2026, the Company expects total revenue to be in the range of $900 million to $1.1 billion. Gross margin is expected to be between 13% and 15%. Total module shipments recognized as revenues are expected to be in the range of 2.2 GW to 2.4 GW. Total battery energy storage shipments in Q1 2026 are expected to be in the range of 1.7 GWh to 1.9 GWh.

The Company is issuing new guidance of 6.5 to 7.0 GW of solar modules and 4.5 to 5.5 GWh of battery energy storage solutions to the U.S. in 2026.

Dr. Shawn Qu, Chairman and CEO, commented, “While the first quarter tends to be seasonally softer, we are navigating a complex macro environment, including elevated and volatile input costs across supply chains and policy uncertainty in key markets. In our project development business, we are rebalancing toward asset monetization and optimizing our cost structure. Our solar module shipments in the U.S. are expected to be slightly lower in 2026 than in 2025, primarily due to a limited supply of solar cells qualified as non-PFE under the OBBBA in the first half of the year. The high cost of such cells will also affect our profitability. I believe this is temporary, as our own production will ramp up in Q2 and Q3. 2026 will be a transition year, as we accelerate our U.S. manufacturing roadmap and diversify our long-term profitability drivers.”

Recent Developments

Canadian Solar

On January 15, 2026, Canadian Solar announced a decisive victory in litigation proceedings against Maxeon Solar Pte. Ltd. ("Maxeon") before the Patent Trial and Appeal Board ("PTAB") of the United States Patent and Trademark Office ("USPTO"). In Final Written Decisions, the PTAB ruled in Canadian Solar's favor, holding that all claims asserted by Maxeon against Canadian Solar relating to the alleged infringement of the patents at issue in the federal court litigation are invalid.

On January 13, 2026, Canadian Solar announced the closing of its previously announced offering of US$230 million aggregate principal amount of 3.25% convertible senior notes due 2031 (the "Notes"), including the full exercise of the initial purchasers’ option to purchase an additional US$30 million aggregate principal amount of the Notes. The Notes were offered in a Rule 144A private offering. The net proceeds from the offering were approximately US$223.1 million, after deducting the initial purchasers' discount and estimated offering expenses.

On December 24, 2025, Canadian Solar announced the appointment of Colin Parkin as a member of its board of directors (the “Board”) and his promotion to President of Canadian Solar. Parkin succeeds Yan Zhuang on the Company's Board and assumes the role of the Company's President from Dr. Shawn Qu. Dr. Qu, the Founder of Canadian Solar, continues to serve as the Company's Chairman and Chief Executive Officer. In conjunction with Parkin's appointment, the Board also appointed Dylan Marx as Chief Operating Officer.

On December 1, 2025, Canadian Solar announced a strategic initiative to resume direct oversight of its U.S. operations and continue reshoring manufacturing to North America. On December 16, 2025, the shareholders of its majority-owned subsidiary CSI Solar approved the proposed initiative. Canadian Solar has formed a new joint venture with CSI Solar by holding a 75.1% controlling stake in CS PowerTech, which operates U.S.-based manufacturing and sales of solar modules, solar cells, and advanced energy storage systems.

Manufacturing: CS PowerTech and CSI Solar

On March 17, 2026, Canadian Solar announced that it had entered into an agreement with a major U.S. utility for a 500 MW / 2,493 MWh DC battery energy storage system (“BESS”) project, supporting data center grid infrastructure and resiliency. Shipments are expected to start in March 2027 and be completed by July 2027.

On February 11, 2026, Canadian Solar announced the delivery of its first grid-connected battery energy storage system in Japan, with a rated output of 2 MW and an energy capacity of 8.25 MWh DC. The project was developed by Canadian Solar Projects K.K. e-STORAGE was responsible for the design, engineering, and commissioning of the project, and will also provide long-term maintenance and inspection services throughout the operational life of the BESS.

On February 5, 2026, Canadian Solar announced that it had signed agreements for the supply and long-term servicing of two standalone battery energy storage projects totaling 503 MWh DC in Franklin County, Texas. The projects, collectively referred to as the Lupinus projects, are being developed by Sunraycer. They comprise Lupinus 1, a 202 MWh facility expected to begin construction in Q1 2027 and reach commercial operation in Q3 2027, and Lupinus 2, a 301 MWh facility scheduled to start construction in Q3 2026 and achieve commercial operation in Q2 2027.

On December 17, 2025, Canadian Solar announced that it would deliver 408 MWh AC Battery Energy Storage System to Vena Energy for its Tailem Bend 3 project in South Australia. The project is under construction and is targeted to begin operation in 2027. Under an initial 5-year Long Term Service Agreement, Canadian Solar’s e-STORAGE will also be responsible for maintenance of the battery energy storage system.

Recurrent Energy

On February 24, 2026, Canadian Solar announced that it had completed the sale of its 200 MWh Fort Duncan Battery Storage facility to Hunt Energy Network. Canadian Solar expects to recognize the revenue from the transaction in the first quarter of 2026. Located in Maverick County, Texas, Fort Duncan Battery Storage reached commercial operation in June 2025. The Company had secured $183 million in project financing and tax equity for the storage facility.

On December 2, 2025, Canadian Solar announced that it had been granted a Development Consent Order (“DCO”) for its Tillbridge solar and battery energy storage project, located in Lincolnshire, England. The proposed project combines 800 MW of solar PV and 500 MW / 1,000 MWh of battery energy storage. The DCO was awarded by the UK Secretary of State for the Department for Energy Security and Net Zero. Once operational, Tillbridge will become one of the largest hybrid solar and storage facilities in the United Kingdom.

Conference Call Information

The Company will hold a conference call on Thursday, March 19, 2026, at 8:00 a.m. U.S. Eastern Time to discuss the Company's fourth quarter and full year 2025 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.) or +1-201-389-0920 from international locations. The conference ID is 13758808. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website at www.canadiansolar.com.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Thursday, April 2, 2026 and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations.  The replay pin number is 13758808. A webcast replay will also be available on the investor relations section of Canadian Solar's website at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 25 years, Canadian Solar has successfully delivered over 174 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped over 18 GWh of battery energy storage solutions to global markets as of December 31, 2025, boasting a $3.6 billion contracted backlog as of March 13, 2026. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12 GWp of solar power projects and 6.2 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 24 GWp of solar and 83 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang Investor Relations Canadian Solar Inc. investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s Manufacturing and Recurrent Energy businesses.

	Select Financial Data – Manufacturing and Recurrent Energy
	Three Months Ended and As of December 31, 2025 (In Thousands of U.S. Dollars)
	Manufacturing	Recurrent Energy	Elimination and unallocated items	Total
Net revenues	$1,263,572	$67,043	$(113,406)	$1,217,209
Cost of revenues	1,080,512	89,741	(77,445)	1,092,808
Gross profit	183,060	(22,698)	(35,961)	124,401
Operating expenses	145,792	46,282	(3,612)	188,462
Income (loss) from operations	37,268	(68,980)	(32,349)	(64,061)
Other segment items (1)				(54,465)
Loss before income taxes and equity in losses of affiliates				(118,526)

Supplementary Information:
Interest expense	$(14,909)	$(29,987)	$(3,562)	$(48,458)
Interest income	7,241	1,592	127	8,960
Depreciation and amortization, included in cost of revenues and operating expenses	119,566	13,210	—	132,776
Cash and cash equivalents	$1,214,433	$89,936	$66,049	$1,370,418
Restricted cash – current and non-current	436,561	133,456	—	570,017
Non-recourse borrowings	—	2,168,485	—	2,168,485
Other short-term and long-term borrowings	2,417,322	1,424,462	—	3,841,784
Convertible notes – non-current	—	—	195,313	195,313
Green bonds – current	—	153,152	—	153,152

	Select Financial Data – Manufacturing and Recurrent Energy
	Twelve Months Ended December 31, 2025 (In Thousands of U.S. Dollars)
	Manufacturing	Recurrent Energy	Elimination and unallocated items	Total
Net revenues	$5,612,124	$403,620	$(420,637)	$5,595,107
Cost of revenues	4,669,608	320,166	(420,893)	4,568,881
Gross profit	942,516	83,454	256	1,026,226
Operating expenses	743,959	236,111	3,000	983,070
Income (loss) from operations	198,557	(152,657)	(2,744)	43,156
Other segment items (1)				(183,895)
Loss before income taxes and equity in losses of affiliates				(140,739)

Supplementary Information:
Interest expense	$(64,284)	$(99,114)	$(14,768)	$(178,166)
Interest income	34,794	8,678	2,582	46,054
Depreciation and amortization, included in cost of revenues and operating expenses	498,026	57,027	—	555,053

(1) Includes interest expense, net, loss on change in fair value of derivatives, net, foreign exchange loss, net and investment income, net.

The following table summarizes the revenues generated from each product or service.

	Three Months Ended December 31, 2025	Three Months Ended September 30, 2025	Three Months Ended December 31, 2024

	(In Thousands of U.S. Dollars)
Manufacturing:
Solar modules	$718,597	$839,421	$944,055
Battery energy storage solutions	296,848	486,033	241,942
Solar system kits	35,409	29,874	77,619
EPC and others	101,412	29,793	74,607
Subtotal	1,152,266	1,385,121	1,338,223
Recurrent Energy:
Solar power and battery energy storage asset sales	15,975	39,770	137,890
Power services	20,286	19,892	20,232
Revenue from electricity, battery energy storage operations and others	28,682	42,619	24,896
Subtotal	64,943	102,281	183,018
Total net revenues	$1,217,209	$1,487,402	$1,521,241

	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024

	(In Thousands of U.S. Dollars)
Manufacturing:
Solar modules	$3,377,706	$4,281,178
Battery energy storage solutions	1,370,590	814,604
Solar system kits	224,621	398,173
EPC and others	227,855	181,422
Subtotal	5,200,772	5,675,377
Recurrent Energy:
Solar power and battery energy storage asset sales	175,987	156,686
Power services	75,486	69,972
Revenue from electricity, battery energy storage operations and others	142,862	91,374
Subtotal	394,335	318,032
Total net revenues	$5,595,107	$5,993,409

Canadian Solar Inc.
Unaudited Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
Net revenues	$1,217,209	$1,487,402	$1,521,241	$5,595,107	$5,993,409
Cost of revenues	1,092,808	1,231,101	1,304,205	4,568,881	4,994,090
Gross profit	124,401	256,301	217,036	1,026,226	999,319

Operating expenses:
Selling and distribution expenses	81,047	101,298	131,671	382,591	487,947
General and administrative expenses	106,946	116,539	219,611	581,807	515,204
Research and development expenses	21,683	19,999	30,476	90,685	120,792
Other operating income, net	(21,214)	(16,124)	(37,625)	(72,013)	(94,543)
Total operating expenses	188,462	221,712	344,133	983,070	1,029,400

Income (loss) from operations	(64,061)	34,589	(127,097)	43,156	(30,081)
Other income (expenses):
Interest expense	(48,458)	(44,414)	(35,395)	(178,166)	(137,468)
Interest income	8,960	15,078	26,301	46,054	88,470
Loss on change in fair value of derivatives, net	(7,052)	(20,571)	(49,719)	(42,422)	(51,400)
Foreign exchange gain (loss), net	(8,035)	3,188	40,013	(16,751)	46,750
Investment income (loss), net	120	4,514	(1,334)	7,390	1,427
Total other expenses	(54,465)	(42,205)	(20,134)	(183,895)	(52,221)

Loss before income taxes and equity in earnings (losses) of affiliates	(118,526)	(7,616)	(147,231)	(140,739)	(82,302)
Income tax benefit (expense)	4,178	(7,138)	11,707	(14,149)	16,576
Equity in earnings (losses) of affiliates	(16,453)	(6,324)	85	(28,875)	(12,136)
Net loss	(130,801)	(21,078)	(135,439)	(183,763)	(77,862)

Less: net loss attributable to non-controlling interests and redeemable non-controlling interests	(44,463)	(30,064)	(169,342)	(79,637)	(113,913)

Net income (loss) attributable to Canadian Solar Inc.	$(86,338)	$8,986	$33,903	$(104,126)	$36,051

Earnings (loss) per share - basic	$(1.66)	$(0.07)	$0.51	$(2.50)	$0.54
Shares used in computation – basic	67,712,693	67,620,463	66,947,055	67,368,537	66,616,400
Earnings (loss) per share - diluted	$(1.66)	$(0.07)	$0.48	$(2.50)	$0.54
Shares used in computation - diluted	67,712,693	67,620,463	73,363,174	67,368,537	66,939,428

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
Net loss	$(130,801)	$(21,078)	$(135,439)	$(183,763)	$(77,862)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	39,752	4,013	(129,573)	141,031	(112,941)
Gain (loss) on changes in fair value of available-for-sale debt securities	1,941	(1,939)	679	363	2,223
Gain (loss) on interest rate swap	7,955	(452)	6,821	(3,726)	(1,569)
Share of gain (loss) on changes in fair value of interest rate swap of affiliate	(443)	—	1,626	(2,304)	693
Comprehensive loss	(81,596)	(19,456)	(255,886)	(48,399)	(189,456)
Less: comprehensive loss attributable to non-controlling interests and redeemable non-controlling interests	(31,664)	(28,806)	(194,803)	(59,383)	(145,860)
Comprehensive income (loss) attributable to Canadian Solar Inc.	$(49,932)	$9,350	$(61,083)	$10,984	$(43,596)

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$1,370,418	$1,701,487
Restricted cash	541,705	551,387
Accounts receivable trade, net	829,957	1,118,770
Accounts receivable, unbilled	228,393	142,603
Amounts due from related parties	17,959	5,220
Inventories	1,133,539	1,206,595
Value added tax recoverable	252,251	221,539
Advances to suppliers, net	217,871	124,440
Derivative assets	15,002	14,025
Project assets	549,269	394,376
Prepaid expenses and other current assets	822,502	436,635
Total current assets	5,978,866	5,917,077
Restricted cash	28,312	11,147
Property, plant and equipment, net	3,376,035	3,174,643
Solar power and battery energy storage systems, net	2,065,498	1,976,939
Deferred tax assets, net	634,160	473,500
Advances to suppliers, net	104,518	118,124
Investments in affiliates	289,601	232,980
Intangible assets, net	31,981	31,026
Project assets	1,481,486	889,886
Right-of-use assets	441,291	378,548
Amounts due from related parties	76,848	75,215
Other non-current assets	663,133	232,465
TOTAL ASSETS	$15,171,729	$13,511,550

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2025	2024
LIABILITIES, REDEEMABLE INTERESTS AND EQUITY
Current liabilities:
Short-term borrowings	$2,389,037	$1,873,306
Convertible notes	—	228,917
Green bonds	153,152	—
Accounts payable	878,827	1,062,874
Short-term notes payable	939,549	637,512
Amounts due to related parties	7,484	3,927
Other payables	779,198	984,023
Advances from customers	162,586	204,826
Derivative liabilities	6,179	13,738
Operating lease liabilities	26,783	21,327
Other current liabilities	507,594	388,460
Total current liabilities	5,850,389	5,418,910
Long-term borrowings	3,621,232	2,731,543
Convertible notes	195,313	—
Green bonds	—	146,542
Liability for uncertain tax positions	5,788	5,770
Deferred tax liabilities	296,719	204,832
Operating lease liabilities	354,508	271,849
Other non-current liabilities	578,152	582,301
TOTAL LIABILITIES	10,902,101	9,361,747
Redeemable non-controlling interests	326,559	247,834

Equity:
Common shares	835,543	835,543
Additional paid-in capital	568,921	590,578
Retained earnings	1,481,632	1,585,758
Accumulated other comprehensive loss	(78,125)	(196,379)
Total Canadian Solar Inc. shareholders’ equity	2,807,971	2,815,500
Non-controlling interests	1,135,098	1,086,469
TOTAL EQUITY	3,943,069	3,901,969
TOTAL LIABILITIES, REDEEMABLE INTERESTS AND EQUITY	$15,171,729	$13,511,550

Canadian Solar Inc.
Unaudited Condensed Statements of Cash Flows
(In Thousands of U.S. Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
Operating Activities:
Net loss	$(130,801)	$(21,078)	$(135,439)	$(183,763)	$(77,862)
Adjustments to net loss	158,944	213,292	454,591	900,090	844,537
Changes in operating assets and liabilities	(93,177)	(304,274)	(252,686)	(969,068)	(1,651,999)
Net cash (used in) provided by operating activities	(65,034)	(112,060)	66,466	(252,741)	(885,324)

Investing Activities:
Purchase of property, plant and equipment and intangible assets	(266,377)	(266,768)	(212,098)	(962,254)	(1,106,173)
Purchase of solar power and battery energy storage systems	(53,105)	(27,685)	(326,081)	(429,192)	(757,577)
Other investing activities	20,946	6,789	(95,730)	(112,044)	(98,507)
Net cash used in investing activities	(298,536)	(287,664)	(633,909)	(1,503,490)	(1,962,257)

Financing Activities:
Proceeds from subsidiary’s issuance of preferred shares, net	—	—	(14,756)	—	482,244
Capital contributions from tax equity investors in subsidiaries	750	200,301	196,058	215,731	226,935
Repurchase of shares by subsidiary	(24,510)	—	(1,894)	(70,135)	(79,582)
Other financing activities	45,561	110,110	(41,940)	1,201,909	1,690,174
Net cash provided by financing activities	21,801	310,411	137,468	1,347,505	2,319,771
Effect of exchange rate changes	102,273	5,035	(133,798)	85,140	(154,601)
Net decrease in cash, cash equivalents and restricted cash	(239,496)	(84,278)	(563,773)	(323,586)	(682,411)
Cash, cash equivalents and restricted cash at the beginning of the period	$2,179,931	$2,264,209	$2,827,794	$2,264,021	$2,946,432
Cash, cash equivalents and restricted cash at the end of the period	$1,940,435	$2,179,931	$2,264,021	$1,940,435	$2,264,021